

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 26, 2018

Benjamin Atkins
Chief Financial Officer
NextDecade Corp.
1000 Louisiana Street, 39th Floor
Houston, Texas 77002

  Re: NextDecade Corp.
   Registration Statement on Form S-3
   Filed December 20, 2018
   File No. 333-228914

Dear Mr. Atkins:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Charlie Guidry at 202-551-3621 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Consumer Products